Exhibit 4(c)

Strictly personal

Mr J.F. Dix
Auf den Dudel 35
45468 Mülheim a/d Ruhr
Germany

Venlo, March 10, 1998

Re: Service contract

Dear Mr Dix,

Subject to the condition that the General Meeting of Shareholders of Océ N.V. to be held on April 7, 1998 appoints you as a member of the Board of Executive Directors, the present service contract enters into force with effect from January 1, 1998.

1.         Appointment

As a member of the Board of Executive Directors you will have area responsibility for Germany. Your position as Geschäftsführer (Managing Director) of Océ-Holding Deutschland GmbH and of Océ-Deutschland GmbH will be governed by a service contract to be concluded between the aforesaid holding company and yourself. Your power of representation as a Manager of Océ Companies is subject to the provisions laid down in the Articles of Association of the relevant companies; in addition, the conditions included in Attachment I to the letter (HvL/CJS/4833) dated November 17, 1997 will be applicable.

2.         Employment conditions

As from the date when the present service contract enters into force, the employment conditions set out below and in the attachments will be applicable. Your detachment contract (VDV/CWo/19.641) of 1996 has been terminated with effect from December 31, 1997. We have the right unilaterally to modify and/or supplement the arrangements set out in the attachments; you will be informed of such in writing. As from the moment when such modification and/or supplement is made, it will be deemed to form part of the present contract and will be applicable to you accordingly.

3.         Remuneration

Your basic annual salary in 1998 under this contract amounts to NLG 395,000 gross, to be paid in 12 monthly instalments of NLG 32,917, for the first time in respect of January 1998. The advance payments granted in 1998 will be settled against the relevant monthly salaries. Your remuneration will be paid by Océ-Technologies B.V.

Your basic salary will be revised on January 1 of each year, for the first time on January 1, 1999. In doing so, allowance will be made each time for the allocation between your activities during the forthcoming year as a member of the Board of Executive Directors on the one hand, and your activities as Managing Director of our above-mentioned German companies on the other.

4.         Executive Board bonus scheme

You are entitled to a bonus in accordance with the Executive Board bonus scheme that is included as an attachment to this contract.

5.         Pension

With due regard for the provisions of Art. 5, para. 1 (C) of your pension letter dated March 25, 1996, your pensionable salary is NLG 395,000 with effect from January 1, 1998. As a supplement to the pension undertaking given in the aforementioned pension letter, a risk insurance for the year 1998 with an insured capital still to be determined will be taken out at the Company’s expense.

6.         Expenses allowance

You are entitled to an annual expenses allowance; for 1998 this expenses allowance amounts to NLG 16,690, of which NLG 775 is taxed. This allowance is paid out in February each year, but for 1998 it will be paid out in April. If the employment contract lasts or has lasted for only a part of the year, the expenses allowance for that year will be determined on a pro rata basis.

Furthermore, the provisions set out in the Expenses Allowance scheme, which is included as an attachment to this contract, will be applicable.

7.         Holidays

You are entitled to 30 holiday days each year under the present contract in combination with the contract with Océ-Holding Deutschland GmbH.

8.         Social Insurances

In view of the fact that you have terminated your activities as CEO of Océ-USA Inc. and that you are being transferred to Germany as Managing Director of Océ-Holding Deutschland GmbH and of Océ Deutschland GmbH, we will request the Sociale Verzekeringsbank to maintain the social insurance provisions in the Netherlands.

9.         Insurance of medical costs

You have the right to take part in the collective medical costs insurance that we have concluded for our employees in the Netherlands. This is governed by the provisions laid down in the Collective Medical Costs Insurance scheme that is applicable at any time in the employer’s business.

10.      Death benefit

If you die during the subsistence of your employment contract, your next-of-kin as referred to in Art. 674 of Title 7.10, Netherlands Civil Code, will receive a death benefit. The benefit is equal to the monthly salary for the remaining part of the month in which death occurred, plus the amount of salary that would have been received for the subsequent three months. This benefit is paid out as a net amount, to the extent that such is fiscally permitted.

The death benefit is reduced by the amounts that the next-of-kin are legally entitled to receive pursuant to the Compulsory Health Insurance Act (Ziektewet) or the Incapacity for Work Act (WAO).

11.      Incapacity for work

In the event of illness or incapacity for work you qualify for the Incapacity for Work scheme that is included as an attachment to this contract.

12.      Period of notice and termination

The service contract may be terminated at all times by both Océ N.V. and by you at the end of any month, subject to a period of notice of six months.

The service contract will terminate at the latest on the first day of the month in which you reach the age of 62 years.

13.      Applicable law

The present contract is governed by the law of the Netherlands.

14.      Other activities

Except with the prior written consent of the chairman of the Board of Supervisory Directors, you are not permitted – alongside your post with the Company – to perform:

•         paid or unpaid activities of any sizeable extent;

•         or to hold supervisory directorships or advisory posts.

15.      Secrecy declaration and non-competition clause

The secrecy declaration and non-competition clause are included as attachments to this contract and form an integral part of this contract.

Would you please sign below to signify your agreement with this contract plus attachments and then return the signed copy to us.

Yours faithfully,

Océ N.V.	Seen and signed for agreement:
/s/ H.B. VAN LIEMT	/s/ J.F. DIX

H.B. van Liemt	J.F. Dix
Chairman,	date:

Board of Supervisory Directors

ATTACHMENTS

The following attachments form part of this contract:

•          Executive Board bonus scheme

•          Incapacity for Work scheme

•          Expenses Allowance scheme

•          Secrecy declaration

•          Non competition clause

EXECUTIVE BOARD BONUS SCHEME

Attachment forming part of the service contract of Mr J. Dix

Employee is entitled to a bonus that is determined on the basis of the table below. The bonus is paid out in each case in the month of May subsequent to the financial year in respect of which the bonus is calculated. The salary used as a basis for calculating the bonus is equal to twelve times the employee’s monthly salary as is applicable on November 30 of the financial year in respect of which the bonus is being paid.

If the employment contract has subsisted for only a part of the financial year, the bonus for that financial year is determined on a pro rata basis.

The right to bonus in the event of incapacity for work is governed by the ‘Incapacity for Work’ scheme, which forms part of this service contract.

Bonus percentage

A	Bonus percentage	A	Bonus percentage

> 6	44.12	3	22.06
5.9	43.38	2.9	21.32
5.8	42.65	2.8	20.59
5.7	41.91	2.7	19.85
5.6	41.18	2.6	19.12
5.5	40.44	2.5	18.38
5.4	39.71	2.4	17.65
5.3	38.97	2.3	16.91
5.2	38.24	2.2	16.18
5.1	37.50	2.1	15.44
5.0	36.76	2.0	14.71
4.9	36.03	1.9	13.97
4.8	35.29	1.8	13.24
4.7	34.56	1.7	12.50
4.6	33.82	1.6	11.76
4.5	33.09	1.5	11.03
4.4	32.35	1.4	10.29
4.3	31.62	1.3	9.56
4.2	30.88	1.2	8.82
4.1	30.15	1.1	8.09
4.0	29.41	1.0	7.35
3.9	28.68	0.9	6.62
3.8	27.94	0.8	5.89
3.7	27.21	0.7	5.15
3.6	26.47	0.6	4.41
3.5	25.74	0.5	3.68
3.4	25.00	0.4	2.94
3.3	24.26	0.3	2.21
3.2	23.53	0.2	1.47
3.1	22.79	0.1	0.74

A = Group income as percentage of net Group revenues, as shown in the consolidated Statement of Operations.

INCAPACITY FOR WORK

Attachment forming part of the service contract of Mr J. Dix

General

In the event of incapacity for work the employer will make the following payments to the employee, if need be as a supplement to statutory benefits and benefits from the Océ-van der Grinten Pension Fund.

Employee is obliged to comply with the regulations governing absence from work, as have been laid down by employer.

Payment of wage during first 52 weeks

As a departure from the provisions of the first paragraph of Art. 629 of Title 7.10, Netherlands Civil Code, employee is entitled to 100% of his/her gross monthly salary, after deduction of any statutory benefits, for the first 52 weeks in which he/she does not perform the contracted work because he/she is prevented from doing so because of incapacity for work or because of pregnancy or childbirth. For the rest the other provisions of Art. 629 of Title 7.10, Netherlands Civil Code, will remain applicable. During such period the employee retains the right to bonus in accordance with the bonus scheme applicable at such moment.

Benefit after 52 weeks

If the incapacity for work continues for longer than 52 weeks, the employee will receive an Incapacity for Work (WAO) benefit and possibly a benefit on the basis of the incapacity for work pension in the Océ-van der Grinten Pension Fund. For a maximum period of three years the employee receives a supplement from the employer, which supplement is calculated in the manner as set out below. The basic assumption in such case is that the employee is fully incapable of working. If the employee is or becomes partially incapable of working, the conditions set out below will be applied accordingly to the percentage of such employee’s incapacity for work.

The supplement will for the first time be determined at the beginning of the first year of incapacity for work and will, on an annual basis, be equal to the difference between the then effective gross annual salary on the one hand and, on the other hand, the incapacity for work loss of wages benefit plus the incapacity for work pension that the employee receives on an annual basis.

If, during the period when the supplement is paid, the employee receives a follow-up incapacity for work benefit, the supplement paid by the employer will at that moment be increased by the difference between the incapacity for work loss of wages benefit and the follow-up incapacity for work benefit.

On January 1 of each year the employer will modify the supplementary payment on the basis of the general salary development for the 900+ category of employees.

The supplement calculated in accordance with the foregoing will be reduced by any income that the employee receives or will receive as a result of or in connection with any other paid activities, in particular the income from supervisory directorships or advisory activities as referred to in the service contract. Employee shall of his/her own accord inform employer once each calendar year and also shortly after each request from employer to such effect – whilst submitting documentary proof – about any income that he has received from paid work during and in respect of the relevant calendar year or during any other period specified by employer.

For the first three years of incapacity for work the employee retains the right to receive a bonus in conformity with the bonus scheme that is applicable at such moment. Thereafter, this scheme will no longer be applicable.

Interruption in incapacity for work

The period of three years during which the employer provides a supplement to the Incapacity for Work benefit shall not be deemed to have been interrupted if, within six months of a full resumption of work, the employee is again classified as being fully or partially incapable of work for the same reason as before; in such a case the remaining duration of the supplementary payment shall never exceed three years, after subtracting the previous period (or periods) of supplements provided in accordance with the present scheme.

Termination of right to bonus/supplement

As a departure from the provisions set out above, the employee no longer has an entitlement to bonus or to a supplementary payment with effect from the date on which:

•          employee terminates the employment contract;

•          employer terminates the employment contract for reasons of urgency;

•          the employment contract is dissolved for serious reasons;

•          the employers’ insurance organisation does not provide (or no longer provides) an incapacity for work benefit;

•          employee reaches pensionable age.

Termination of employment after 2 years of incapacity for work

Employer has the right to terminate the employment contract after 2 years of incapacity for work (52 weeks of illness + 1 year of Incapacity for Work benefit). This does not affect the employee’s entitlements to the provisions set out in this scheme.

Assignment of rights

The employer may require that an employee who qualifies for a supplementary payment should assign to the employer the rights to the Incapacity for Work (WAO) benefit and the incapacity for work pension. In such case the employer will make the assigned benefits plus the supplement available for payment to the employee. Payment of the wage and the supplements will not take place if the incapacity for work is attributable to non-performance by third parties who are (not) insured against such and against whom Océ would not have an independent right of redress and if the employee would be able to claim compensation against such third parties on account of loss of income. In such case Océ will provide advance payments up to the amount that the employee suffers in the form of lost income, provided that the employee transfers (assigns) to Océ his right to claim damages against such third parties up to (at most) the amounts of the advance payments that have been received.

Such is applicable accordingly to incapacity for work payments that the employee is entitled to on the grounds of his employment contract during the period of his incapacity for work.

EXPENSES ALLOWANCE

Attachment forming part of the service contract of Mr J. Dix

The expenses allowance is paid out in February of each year. If the employment contract will last or has lasted for only a part of the year, the expenses allowance for that year is determined on a pro rata basis. The expenses allowance is paid out net to the extent that this is fiscally permitted. If the tax authorities are no longer willing to accept that the expenses allowance or part thereof is untaxed, the allowance that is paid out will be subject to tax and the adverse difference will be for the employee’s account.

The expenses allowance is intended to cover the costs of representation referred to below:

•          Costs during domestic and foreign business trips, such as snacks and drinks, refreshments, smokers’ requisites, gratuities, cloakroom costs, work-related articles, small gifts, parking fees, etc.

•          Costs of receptions at home for domestic and foreign business relations, such as dinners, drinks, etc.

•          Costs incurred for visits to domestic and foreign business relations.

•          Expenses for gifts in connection with promotions, long-service jubilees, farewells, birthdays, deaths, marriages, etc.

•          Expenses in connection with special events such as New Year’s reception and personnel evenings.

•          Costs of business telephone calls; not included in these costs are the costs of lengthier international calls.

•          Expenses for newspapers, magazines and professional literature to the extent that the reading of such contributes to a proper fulfilment of the job.

•          Costs of a garage.

(Explanatory note: Employees who have a company car at their disposal will probably all have a house with a garage. The company car will in most cases be parked in this garage. Consequently, the costs relating to the garage (pro rata part of rateable value, costs of heating and lighting, etc.) are classed as costs pertaining to performance of the job. These costs are covered by the expenses allowance).

The right to an expenses allowance terminates on the day when the employee is entitled to an incapacity for work (WAO) benefit on account of full incapacity for work.

As regards the business expenses incurred during a business trip, these can be declared to the employer in so far as they are not included in the costs set out above.

The employee who qualifies for this expenses allowance may not declare any deductible items for representation costs for income tax purposes.

Secrecy obligation

Whereas:

The undersigned, J.F. Dix, of Mülheim (Germany),
is entering into or has entered into a service contract
with Océ N.V., of Venlo, hereinafter referred to as the ‘employer’.

Employer forms part of a group of companies, hereinafter referred to as Océ companies or the Océ Group, which include Océ N.V., of Venlo, as well as all companies whose shares are held directly or indirectly by Océ N.V. A list of such companies is lodged each year at the office of the Commercial Registry in Venlo.

Océ companies seek to achieve their objectives via technological innovation activities, marketing techniques, etc.

Within the framework of the aforesaid objectives the Océ Group has or will acquire major interests whose protection has to be safeguarded.

The aforementioned protection of interests should be safeguarded, inter alia, by the secrecy obligation of the undersigned with regard to the various items of information which come or may come to his knowledge as part of his activities for the Océ Group.

I, the undersigned, therefore declare that, as part of my service contract, I have given the following undertakings:

Article 1. Secrecy

1.1.     That both during the subsistence and after termination of my service contract with employer I will observe complete secrecy with regard to all matters relating to the Océ companies and matters relating to third-party companies that are dealt with by or with the Océ companies that come to my knowledge by virtue of or in connection with my employment.

1.2.     That I will observe this obligation of secrecy not only towards outside parties but also towards the personnel of all Océ companies, such on the understanding that the secrecy obligation shall not apply to the making of announcements in respect of which it is absolutely clear that such form part of the proper fulfilment of my job; in cases of doubt I shall always ask permission from the management of the relevant Océ company or companies.

1.3.     That upon termination of my employment with employer I shall immediately cause to be returned to employer all documents, drawings, formulas and/or other documentation and goods, together with all copies made thereof and notes made thereon.

Article 2. Intellectual property

2.1.     That, to the extent that the rights to be mentioned below do not already accrue to employer by law by virtue of my service contract, I shall transfer to employer or to a third party to be designated by employer the ownership of – and hereby, as far as possible, already transfer to employer the ownership of, which transfer is accepted by employer – all rights whatsoever to and resulting from intellectual property rights, such as rights to models, copyrights, patents, as well as those in respect of and resulting from patentable or non-patentable inventions, relating directly or indirectly to any area in which the Océ companies operate or will operate during my employment, and furthermore all non-patentable administrative or business methods and other similar rights relating to the operation of the Océ companies, such as have been or are to be acquired by me alone or in cooperation with others, both during the subsistence of my employment contract with employer and for a period of one year after termination thereof, whereby these rights comprise, inter alia, the right to apply for patents in the name of employer or of a third party to be designated by employer.

2.2.     That I cannot and will not demand any payment for or in connection with the transfer of the rights referred to under 2.1. in the present article, since such payment is included in the income that I receive from employer.

2.3.     That I shall immediately notify employer of the existence of any right as referred to under 2.1. in the present article and shall provide all cooperation that employer may reasonably require from me for and in connection with the transfer of the relevant right, also with a view to the acquisition, possession and maintenance of such right.

Article 3. Penalty clause

That, if I contravene in full or in part any obligation resulting from my acceptance of the foregoing declaration, I shall for each contravention forfeit to employer – without prior notice of default being required – an immediately payable penalty equivalent to twelve times the gross basic monthly salary most recently received by me (excluding extraordinary circumstances allowance, emoluments, allowances and bonuses) – except where employer claims compensatory damages – and without prejudice to employer’s right to apply any legal remedy that is available to employer.

Venlo, March 10, 1998
/s/ J.F. DIX

J.F. Dix (name, signature)

The above declaration has been accepted by employer.

Venlo, March 10, 1998
/s/ H.B. VAN LIEMT

Océ N.V. H.B. van Liemt (employer, name and function of signatory)

This declaration has been drawn up and signed in duplicate and employee and employer each have a copy hereof.

NON-COMPETITION CLAUSE

Whereas

The undersigned J. Dix of Mülheim (Germany) is entering or has entered into a contract of employment with Océ N.V., of Venlo, hereinafter to be referred to as “Employer”.

Employer forms part of a group of companies, hereinafter referred to as “Océ companies” or the “Océ Group”, which shall include Océ N.V., of Venlo, as well as all companies whose shares are held directly or indirectly by Océ N.V.

A list of these companies is deposited each year at the office of the Commercial Registry in Venlo.

Océ companies seek to achieve their objectives through technological innovative activities, marketing techniques, and so on.

As part of the aforesaid objectives, major interests whose protection needs to be safeguarded have been or will be acquired by the Océ Group.

The aforesaid safeguarding of interests is guaranteed, inter alia, by the non-competition obligation of the undersigned as set forth below.

As part of my contract of employment I, the undersigned, therefore give the following undertakings:

1.	(a)

For such time as I, the undersigned, work for Employer and/or for another company forming part of the Océ Group I shall not, except with Employer’s express prior consent in writing, in any capacity or in any way whatsoever be directly or indirectly involved in any competing activity, whether or not within a corporate context.

The fornegoing shall also be applicable even where there is no question of a contract of employment or of any other contract to perform work or involving remuneration in whatever form and to whomsoever paid. Acting as supervisory director of or as adviser to a competing company shall likewise require the aforementioned consent.

(b)

Also after the termination of my contract of employment I shall, for a period of 2 (two) years as from such date, also be bound to the obligation set forth under 1.(a), subject to dispensation as referred to under 4 below.

2.	A competing activity shall be understood to mean any activity which during the period of 2 (two) years prior to the termination of my work for Employer fell within the field:
	(a)	in which the Océ company (companies) for which I am or was working is/are or was/were involved, or
	(b)	in which I am or was involved in my work, whether or not on behalf of Employer himself or on behalf of any other Océ company inside or outside the Netherlands.

3.

Exempted from the obligation mentioned under 1 is the holding of a financial interest in a competing company whose shares are quoted on the stock exchange, in so far as such holding amounts to less than ½ % (one half per cent) of the total issued share capital.

The holding of a financial interest of more than ½ % (one half per cent) as referred to above in the present article shall require Employer’s prior consent.

4.

A request for dispensation from the obligations referred to under 1 should be submitted in writing to Director Corporate Personnel & Organisation accompanied by a statement of the party whose service I wish to enter or for whom I intend to perform work and of the post and the work which I shall hold or fulfil there respectively or, as the case may be, the work which I wish to perform on a free-lance basis.

This request must in such case also be submitted within the period of 2 (two) years after termination of the contract of employment with Employer, as referred to under 1.(b), even where a previous dispensation has already been granted by Employer in respect of another post or other work.

I shall be released from the obligation referred to under 1 if Employer responds favourably to a request made by me for dispensation from such obligation or, alternatively, if Employer does not respond within 30 (thirty) days after receipt of my written request.

5.

If Employer refuses to grant the dispensation requested by me for all or part of the 2 (two) year period referred to under 1, for reason other than the absence of the information set forth above, Employer shall pay to me an amount of compensation to be specified in more detail and covering at most the period during which dispensation was refused. Such period shall commence immediately after the contract of employment has been lawfully terminated.

The compensation shall be payable as from the date on which the dispensation was refused.

If the refusal has already been notified to me prior to the date of termination of the contract of employment, the compensation shall be payable as from the date on which the contract of employment was lawfully terminated.

The compensation referred to herein consists of a supplementary amount on top of the benefits which I may claim pursuant to the social security legislation or similar regulations, on the understanding that the aggregate of such benefits plus the aforesaid supplementary amount -all to be calculated over a 1 (one) month period- shall be equal to 80% (eighty per cent) of the gross monthly salary received by me from Employer at the date of termination of the contract of employment.

Only in the event of there being no entitlement whatsoever to benefits as referred to above will the compensation to be paid by Employer be equal to 80% (eighty per cent) of the above mentioned gross monthly salary, on the understanding that as soon as I am in receipt of such benefits I shall notify Employer of such fact and such benefits shall then be deducted from the compensation to be paid by Employer in the manner as indicated above.

6.

If, after my written notice of default, Employer fails within a period of 10 (ten) days to comply with his obligations to pay the above mentioned compensation, my obligations arising from the present clause shall lapse.

7.	If I am in receipt of the compensation referred to under article 5 and also receive income from work performed in whatever capacity -whether it be on a free-lance basis, or as an employee, or on behalf of a third party or third parties- I shall provide Employer with a specification of such income, in which case Employer shall take action in accordance with the provisions of article 5 relating to benefits pursuant to the social security legislation or similar regulations.

8.

If I am in receipt of the said compensation and I perform activities in conflict with any obligation referred to in the present clause, the above mentioned compensation shall no longer be payable and, where it has already been disbursed, must be repaid by me. If I lodge an appeal to the effect that the obligation has been fulfilled by me, I shall furnish Employer with the relevant proof thereof. The present provisions are without prejudice to Employer’s other rights arising from the present declaration.

9.

The compensation arrangement as referred to in article 5 of the present clause shall not be applicable if my contract of employment or relationship with Employer is terminated on the grounds of a reason given by me to Employer and recognised as urgent within the meaning of the law.

Venlo, March 10, 1998 Place, date

Signature Drs. J.F. Dix

The above declaration has been accepted by Employer.

Venlo, March 10 1998 Place, date

Océ. N.V. Mr. H.B. van Liemt Employer, name and post of signatory

The present declaration has been drawn up and signed in duplicate and employee and Employer each have a copy.